金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited



GOLD
PEAK

July 31, 2003

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 2054
U.S.A.



03024961

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Circular "Proposals Involving General Mandates to Repurchase Shares and to Issue Shares, Amendment to the Articles of Association and Notice of Annual General Meeting"	July 29, 2003
Notice of Annual General Meeting	July 29, 2003
Annual Report "2002/2003"	July 30, 2003

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED



Wong Man Kit
Deputy General Manager

PROCESSED
AUG 12 2003
THOMSON FINANCIAL



Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


GOLD
PEAK

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 3:30 p.m. on Wednesday, September 10, 2003 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2003.
2. To approve the payment of a final dividend for the year ended March 31, 2003.
3. To re-elect Directors and to fix Directors' fees.
4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:-

5. "THAT:-

(i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/ or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "THAT:-

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "THAT conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

As special business to consider and, if thought fit, pass with or without amendments, the following resolution which will be proposed as a Special Resolution:-

8. "THAT the articles of association of the Company be hereby amended by deleting the existing definition of "clearing house" under Article 1 thereof and replacing with the following new definition of "clearing house":-

"clearing house" shall mean a recognised clearing house as defined under Schedule 1 to the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) as amended from time to time."

By Order of the Board
WONG Man Kit
Company Secretary

July 29, 2003

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.
2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)


GOLD
PEAK

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Gold Peak Industries (Holdings) Limited to be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 3:30 p.m. on Wednesday, September 10, 2003 is set out on pages 8 to 10. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the annual general meeting if you so wish.

July 29, 2003

In this circular, unless the context otherwise indicates, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held on Wednesday, September 10, 2003, the notice of which is set out on pages 8 to 10, or any adjournment thereof
"Board"	the board of Directors or a duly authorised committee thereof
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong under the Companies Ordinance and whose shares are listed on the Stock Exchange
"Directors"	directors of the Company for the time being
"Group"	the Company and its subsidiaries and "member of the Group" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	July 25, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Share(s)"	share(s) of HK$0.50 each of the Company or any shares into which the same may be converted, divided or consolidated or for which the same may be exchanged
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

CONTENTS


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Directors:
Vincent CHEUNG Ting Kau*
LUI Ming Wah*
John LO Siew Kiong

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

July 29, 2003

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to purchase Shares subject to the criteria set out in this letter. In particular, Shareholders should note that the maximum number of Shares which may be repurchased pursuant to the general mandate will be 10 per cent. of the share capital of the Company in issue as at the date of passing the resolution. Based on 533,360,067 Shares in issue as at the Latest Practicable Date and on the basis that no further Shares were issued before the Annual General Meeting, the Company would therefore be allowed to repurchase a maximum of 53,336,006 Shares. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the

Listing Rules. In addition, Shareholders should note that the general mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in paragraph (iv) of item 6 of the notice of the Annual General Meeting.

2. REASONS FOR REPURCHASE OF SHARES

Trading conditions on the Stock Exchange have sometimes become volatile in recent years. Whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it is appropriate to repurchase Shares, Shares would only be purchased in circumstances where the Directors consider that the purchase would be in the best interests of the Company and the Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value per Share and/or earnings per Share.

3. SOURCE OF FUNDS

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid from the distributable profits of the Company or from the proceeds of a new issue of Shares made for the purpose of the repurchases. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purposes of the share repurchase up to a certain limit specified by the Companies Ordinance. The Shares repurchased will be treated as cancelled but the aggregate amount of the Company's authorised share capital would not be reduced.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended March 31, 2003) in the event that the proposed repurchase mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the repurchase mandate to such an extent as would have a material adverse effect on the working capital requirements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the proposal is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has any present intention to sell any Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make purchases of Shares.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the memorandum and articles of association of the Company, the Listing Rules and all applicable laws of Hong Kong.

6. EFFECT OF TAKEOVER CODE

If as a result of repurchases of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company is increased, such increase will be treated as an acquisition of voting rights for purposes of the Takeover Code. As a result, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, the Directors and their associates (as defined in the Listing Rules) together hold approximately 31.7 per cent. of the issued share capital of the Company and will together hold approximately 35.2 per cent. of the issued share capital of the Company upon exercise in full of the repurchase mandate. In the latter event, it is possible that a mandatory offer obligation under the Takeover Code might be triggered. However, the Directors have no present intention of exercising the repurchase mandate in full.

7. SHARE PRICES

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

Month	Price per Share Highest HK$	Price per Share Lowest HK$
2002		
July	1.21	1.10
August	1.26	1.13
September	1.29	1.17
October	1.20	1.14
November	1.17	1.05
December	1.34	1.05
2003		
January	1.58	1.30
February	1.62	1.45
March	1.57	1.44
April	1.51	1.42
May	1.58	1.47
June	1.87	1.58
July (up to the Latest Practicable Date)	1.86	1.70

8. SHARE REPURCHASE MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, neither the Company nor any of its subsidiaries purchased any Shares whether on the Stock Exchange or otherwise.

9. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting a resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Shares. This mandate will relate to such number of Shares representing 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date on which the resolution is passed and the aggregate nominal amount of the share capital purchased under the authority to repurchase Shares referred to above. In accordance with the Listing Rules, the Company may not make a new issue of Shares or announce a proposed new issue of Shares for a period of 30 days after any repurchase of Shares without the prior approval of the Stock Exchange. The Directors have no immediate plans to issue any new Shares pursuant to such approval.

10. AMENDMENT TO THE ARTICLES OF ASSOCIATION

It will also be proposed at the Annual General Meeting a special resolution to amend the existing articles of association of the Company. The amendment, which has been necessitated by the recent commencement of the SFO, brings the existing definition of "clearing house" in the articles of association of the Company in line with the definition of "clearing house" under the SFO.

11. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

12. ANNUAL GENERAL MEETING

The notice of the Annual General Meeting to be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 3:30 p.m. on Wednesday, September 10, 2003 is set out on pages 8 to 10. At the Annual General Meeting, ordinary resolutions will be proposed, inter alia, to approve the general mandates to repurchase Shares and to issue Shares and a special resolution will be proposed to amend the existing articles of association of the Company.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

13. RECOMMENDATION

The Directors believe that the proposals described in this circular are in the best interests of the Company and the Shareholders as a whole and recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting. The Directors and their associates beneficially holding a total of 169,188,611 Shares as at the Latest Practicable Date, which represent approximately 31.7 per cent. of the Company's issued share capital, have indicated that they intend to vote in favour of the relevant resolutions at the Annual General Meeting.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)


GOLD
PEAK

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 3:30 p.m. on Wednesday, September 10, 2003 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2003.

2. To approve the payment of a final dividend for the year ended March 31, 2003.

3. To re-elect Directors and to fix Directors' fees.

4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:–

5. "THAT:–

    (i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

    (ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "THAT:–

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "THAT conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

As special business to consider and, if thought fit, pass with or without amendments, the following resolution which will be proposed as a Special Resolution:–

8. "THAT the articles of association of the Company be hereby amended by deleting the existing definition of "clearing house" under Article 1 thereof and replacing with the following new definition of "clearing house":–

   "clearing house" shall mean a recognised clearing house as defined under Schedule 1 to the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) as amended from time to time."

By Order of the Board
WONG Man Kit
Company Secretary

July 29, 2003

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not less than 48 hours before the time appointed for the holding of the meeting.

閣下對本通函或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)


GOLD
PEAK

提案包括
全面授權購回股份
及發行股份，
修訂公司組織章程細則
及
股東週年大會通告

金山工業（集團）有限公司定於二零零三年九月十日（星期三）下午三時三十分於香港金鐘太古廣場萬豪酒店三樓宴會廳六號舉行股東週年大會，大會通告載於本通函第八頁至第十頁。無論　閣下能否出席大會，請依照隨附之代表委任表格上列印之指示將表格填妥及盡快交回，在任何情況下須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格將不會令　閣下喪失出席大會及投票之資格。

二零零三年七月二十九日

在本通函中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	本公司於二零零三年九月十日（星期三）舉行之股東週年大會或其一切續會，大會通告載於第八頁至第十頁
「董事局」	指	本公司之董事局或獲正式授權之委員會
「公司條例」	指	公司條例（香港法例第三十二章）
「本公司」	指	金山工業（集團）有限公司，一家根據公司條例在香港註冊成立之公司，其股份於聯交所上市
「董事」	指	現時本公司之董事
「本集團」	指	本公司及其附屬公司及本集團之成員
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零三年七月二十五日，即確定此通函之部份資料以刊印此通函之最後可行日期
「上市規則」	指	聯交所證券上市規則（因時修正）
「證券及期貨條例」	指	證券及期貨條例（香港法例第五百七十一章）
「股東」	指	本公司股份持有人
「股份」	指	本公司股本中每股面值0.50港元之股份，或任何可由其轉換、分拆或整合或交換而成之任何股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定幣值

目　錄

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)


GOLD
PEAK

董事局
執行董事:
羅仲榮(主席兼總裁)
吳崇安(副主席)
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球*
呂明華*
羅肇強

* 獨立非執行董事

註冊辦事處:
香港新界葵涌
葵榮路30號
金山工業中心
八樓

敬啟者:

提案包括全面授權購回股份及發行股份,修訂公司組織章程細則及股東週年大會通告

1. 全面授權購回股份

在股東週年大會上將提呈一項普通決議案,全面及無條件授權董事局行使本公司一切權力,依照本函件所載之標準,購回本公司股份。謹請各股東特別留意,根據該項全面授權所購回股份之最高數目,將等於通過該決議案當日本公司股本中已發行股份數目之10%。按最後可行日期之已發行股份533,360,067股計算及在股東週年大會前再無股

份發行之基準，本公司可購回最多不超過53,336,006股股份。又謹請股東留意，該項授權祇在有關聯交所或其他地方根據上市規則之規定購回股份。此外謹請各股東留意，該項全面授權截至本公司下屆股東週年大會結束之時，或股東週年大會通告第6項第(iv)節所述之任何較早日期有效。

2. 購回股份之原因

近年聯交所之交易情況時有波動，雖然未能預先估計在何種情況下董事局認為適宜購回股份，但祇當董事局認為符合本公司及各股東最佳利益之情況下方會購回股份。購回股份或會增加每股股份資產淨值及／或每股股份之盈利，惟須視乎當時市況及資金安排而定。

3. 資金來源

於購回股份時，本公司祇可動用按照其公司組織章程大綱及細則與公司條例認可合法供此用途之資金支付。公司條例規定，就購回股份而退還之資本額，祇可以從本公司之可分派溢利、或從為購回而發行新股份所得款項支付。公司條例更規定回購股份之應付溢價祇可由公司可分派溢利中提取。如回購之股份以溢價發行，回購所需支付之股份溢價，可按公司條例所容許之某些限制下，以為回購而發行之新股份所得款項支付。已購回之股份將予註銷，但本公司之法定股本總額將不會減少。

倘於建議之購回期間內任何時間全面行使該項全面授權建議而購回股份，或會對本公司之營運資金或資本與負債比率有不利影響（與二零零三年三月三十一日止年度年報所載之經審核綜合賬目披露之情況比較）。然而，若董事局認為本公司之營運資金或資本與負債比率水平會受到重大不利影響之情況下，董事局不擬行使購回授權。

4. 董事、其有聯繫及有關連人士

各董事及（彼等作出一切合理查詢後就彼等所知及所信）彼等之有聯繫人士現時無意在該項建議獲得股東批准之情況下，向本公司出售股份。

本公司之有關連人士(按上市規則定義)概無知會本公司,表示其目前有任何意圖待本公司獲授權購回股份後,出售任何股份予本公司,亦無承諾不會將任何彼等持有之股份向本公司出售。

5. 董事局承諾

董事局已向聯交所承諾,彼等將按照依據本公司組織章程大綱及細則、上市規則及香港一切有關法例所提呈之建議案,行使本公司權力購回股份。

6. 有關收購守則之影響

倘若本公司購回股份導致某股東所佔本公司投票權的權益比例增加,此增加將被視作依據收購守則購入投票權。因此,一位股東或一組一致行動的股東能獲得或鞏固本公司之控制權,將要遵守收購守則第二十六條規則作出強制收購。於最後可行日期,各董事及彼等之聯繫人士(根據上市規則定義)共持有本公司已發行股本約31.7%,並於全面行使購回授權後將共同持有本公司已發行股本約35.2%。當後者發生時,將可能引發根據收購守則作出之強制要約責任。然而,董事局現時無意全面行使此授權。

7. 股份價格

股份於過去十二個月每月在聯交所之最高及最低成交價如下:

月份	每份股份價格	
	最高	最低
	港元	港元
二零零二年		
七月	1.21	1.10
八月	1.26	1.13
九月	1.29	1.17
十月	1.20	1.14
十一月	1.17	1.05
十二月	1.34	1.05
二零零三年		
一月	1.58	1.30
二月	1.62	1.45
三月	1.57	1.44
四月	1.51	1.42
五月	1.58	1.47
六月	1.87	1.58
七月(至最後可行日期)	1.86	1.70

8. 本公司購回股份

於最後可行日期前六個月期間,本公司及其任何附屬公司並無於聯交所或其他地方購買股份。

9. 全面授權發行股份

在股東週年大會上將提呈一項決議案,全面及無條件授權董事局發行新股份。此項授權之有關股份數目,相等於該決議案通過之日本公司已發行股本之20%,與根據上述購回股份授權而購回股本總面值兩者之總和。根據上市規則,本公司於未獲聯交所事先批准,不得在購回股份後30日內發行新股份或宣佈建議發行新股份。根據此項批准,董事局暫無即時計劃發行任何新股份。

10. 修訂公司組織章程細則

在股東週年大會上提呈一項特別決議案以修訂現有之公司組織章程細則。有關修訂乃因應最近生效之證券及期貨條例，將現有本公司公司組織章程細則內「結算所」之定義修訂，使其與證券及期貨條例下對「結算所」之定義一致。

11. 責任聲明

本通函遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容有誤導。

12. 股東週年大會

於二零零三年九月十日（星期三）下午三時三十分於香港金鐘太古廣場萬豪酒店三樓宴會廳六號舉行股東週年大會，大會通告載於第八頁至第十頁。在股東週年大會上，將提呈若干普通決議案，其中包括批准購回股份及發行股份之全面授權及提呈一項特別決議案以修訂本公司現有之公司組織章程細則。

茲隨附股東週年大會代表委任表格。無論 閣下能否出席該大會，務請按代表委任表格印列之指示將其填妥，在大會指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會令 閣下喪失出席大會及投票之資格。

13. 推薦建議

董事局相信載於本通函之建議乃為本公司及股東之整體利益而設，並推薦 閣下在股東週年大會上對有關之決議案投贊成票。各董事及彼等之聯繫人士於最後可行日期合共實益擁有169,188,611股股份，佔本公司已發行股本約31.7%，彼等已表示將於股東週年大會上投票贊成有關之決議案。

此致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零三年七月二十九日

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)



茲通告本公司將於二零零三年九月十日(星期三)下午三時三十分假座香港金鐘太古廣場萬豪酒店三樓宴會廳六號舉行股東週年大會,處理下列事項:—

1. 省覽截至二零零三年三月三十一日止年度之賬目、董事局及核數師報告書。

2. 批准派發截至二零零三年三月三十一日止年度之末期股息。

3. 重新推選董事及釐定董事袍金。

4. 重新委任下年度核數師並授權董事局釐定其酬金。

作為特別事項,考慮並酌情,於經修改或不經修改下,通過以下將提呈之決議案為普通決議案:—

5. 「**動議**:—

(i) 在本決議案第(ii)節之限制下,全面及無條件授權董事局在有關期間(定義如下)行使本公司所有權力以發行及配發本公司股本中之額外股份,並訂立或授予或需於有關期間或其後行使此權力之售股建議、協議及認股權;

(ii) 董事局依據本決議案第(i)節之批准配發或同意有條件或無條件配發(依據一項認股權或其他特權)及發行,但非根據(a)配售新股(定義如下),(b)根據本公司發行之任何認股權證或任何可轉換為本公司股份之證券而行使認購權或轉換權,(c)不時採納之認股權計劃或類似之安排向本公司及/或任何附屬公司之行政人員及/或職員,授予或發行股份或授予可購入本公司股份之權力或(d)依據本公司組織章程細則不時因以股代息而發行股份,而配發之股本面值總額不得超過本決議案日期本公司已發行股本面值總額之20%,而所述之批准亦受此數額限制;及

(iii) 就本決議案而言：－

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。

「配售新股」乃指董事局在指定期間向本公司股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例建議配售新股（惟董事局有權向海外股東，或就零碎股權或因在任何香港以外地區之任何認可管制機構或證券交易所之法律或規定所限作出例外或權宜安排）。」

6. 「動議：－

(i) 在本決議案第(iii)節限制下，全面及無條件批准董事局於有關期間（定義如下）行使本公司全部權力購回本公司股本中之股份；

(ii) 在本決議案第(i)節之批准即授權董事局按董事局全權釐定之價格及條文購買本公司股本之股份；

(iii) 董事局根據本決議案第(i)節之批准購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案通過之日本公司已發行之股本面值總額10%，而第(i)節之授權亦受此數額限制；及

(iv) 就本決議案而言：－

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：－

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時;及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。」

7. 「**動議**在上述第5項及第6項普通決議案獲通過後,根據及遵照上述第6項普通決議案,由本公司購回之本公司股本中股份數目,將會加入根據及遵照上述第5項普通決議案,董事局批准配發或同意有條件或無條件配發之本公司股本面值總額之內。」

作為特別事項,考慮並酌情,於經修改或不經修改下,通過以下將提呈之決議案為特別決議案:—

8. 「**動議**對本公司現有公司組織章程細則作出修訂,刪除現有於第一項公司細則對「結算所」所界定之定義,並以下列對「結算所」所界定之新定義所取代:—

「結算所」乃指按香港法例第五百七十一章證券及期貨條例(因時修改)附表一所界定之結算所。」

承董事局命
公司秘書
黃文傑

二零零三年七月二十九日

註冊辦事處:
香港新界葵涌
葵榮路30號
金山工業中心
八樓

附註:

1. 凡有權出席上述大會及投票之股東,可委任一位或多位代表出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 茲隨附上大會之代表委任表格。如委任人為公司,則代表委任表格須蓋上公司印鑑,或由公司負責人或正式授權人代為簽署。

3. 代表委任表格須於大會指定舉行時間四十八小時前送回本公司註冊辦事處,方為有效。